

**DEPARTMENT OF CONSUMER & REGULATORY AFFAIRS**
## District of Columbia Government
Corporations Division

## Articles of Organization for Domestic Limited Liability Company

**One or more persons acting as the organizers under the provisions of the Title 29 of D.C. Code (Business Organizations Act) adopt the following Articles of Organization:**

**First:** Company name:

Kazoo  LLC

**Second:** The street address of the initial principal office:
3034 Dent Place NW
Washington, District of Columbia 20007

**Third:** Registered agent's name and address in the District of Columbia:
Peter J Goodman
3034 Dent Place NW
Washington, District of Columbia 20007

**Fourth:** The company will have one or more series that is treated as a separate entity which limits the debts, obligations, and other liabilities to the assets of a particular series as provided in the operating agreement as authorized by § 29-802.06: No

### Answer 4A & 4B if answered "Yes"

**Fourth A:** The limited liability company has at least one member: Yes

**Fourth B:** The date on which a person or persons became the company's initial member or members: 4/1/2019

**Fifth:** Effective Date: 4/1/2019

**Sixth:** Miscellaneous Provisions:

**Seventh:** Organizers Name & Address:

| Name | Address |
|---|---|
| Orrbis LLC | 3034 Dent Place NW, Washington, District of Columbia 20007 |
| Nga  Thi Howard | 3034 Dent Place NW, Washington, District of Columbia 20007 |

**Eighth:** Organizers executing this form:

Orrbis LLC

Nga  Thi Howard

**If you sign this form you agree that anyone who makes a false statement can be punished by criminal penalties of a fine up to $1000, imprisonment up to 180 days, or both, under DCOC § 22-2405;**

**Amount Paid:** $220.00
**Date:** 4/4/2019 5:54 PM
**E-Signed**